

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 23, 2015

<u>Via E-mail</u>
Mr. Daniel Greenberg, CEO
Electro Rent Corporation
6060 Sepulveda Boulevard
Van Nuys, California 91411-2512

      RE: Electro Rent Corporation
              May 31, 2014 Form 10-K filed August 12, 2014
              Schedule 14A filed September 10, 2014
              File No. 0-09061

Dear Mr. Greenberg:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                        Sincerely,

                        /s/ Terence O'Brien

                        Terence O'Brien
                        Accounting Branch Chief